

September 29, 2023

Andrew Page
Chief Financial Officer
Amer Sports, Inc.
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands

> **Re: Amer Sports, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 18, 2023**
> **CIK No. 0001988894**

Dear Andrew Page:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Shareholder Loan Equitization, page 16

1. Please provide a materially complete description of the mechanics of the "Shareholder Loan Equitization" and explain how the debt will be "effectively forgiven." Provide a clear description of how funds from the offering will be utilized to implement the plan, identify all of the parties involved in the transactions, and file the agreements associated with the plan as exhibits to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparability of Our Results of Operations
Key Financial Metrics, page 84

2.   We note your updated disclosure on page 97 in response to prior comment 9. Please also revise your table on page 85 to present the comparable IFRS measure, net loss margin, with equal or greater prominence to your non-IFRS measure Adjusted EBITDA Margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

3.   We note your response to prior comment 10. Please either segregate the applicable line items within your non-IFRS reconciliations between continuing and discontinued operations or include the table provided within your response that specifically identifies the reconciliation amounts related to discontinued operations.

Index to Consolidated Financial Statements, page F-1

4.   Please note the financial statement updating requirements provided in Item 8.A.5 of Form 20-F.

You may contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing